UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43174

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAL EQUITY TRADING, GP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELISSA JAMACA	610-617-4385	MELISSA.JAMACA@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA JAMACA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAL EQUITY TRADING, GP, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: TREASURER

[signature] 7/25/26
Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAL EQUITY TRADING, GP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Partners of SAL Equity Trading, GP

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2026

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1800
2001 Market Street, Philadelphia, PA 19103-7042
(267) 330 3000

www.pwc.com/us

SAL EQUITY TRADING, GP

Statement of Financial Condition
December 31, 2025
(dollars in thousands)

Assets

Cash	$	49
Receivable from clearing broker/clearing organizations		61,908
Securities owned - at fair value		10,572
Accrued trading receivables		25
Receivable from affiliates		72
Exchange memberships - at cost (fair value $501)		427
Exchange shares - at cost (fair value $2,732)		131
Other assets		135
Total assets	$	73,319

Liabilities and partners' capital

Payable to affiliated broker-dealer	$	17,077
Payable to affiliates		151
Accrued expenses and other liabilities		101
Total liabilities		17,329
Partners' capital		55,990
Total liabilities and partners' capital	$	73,319

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

NOTE 1 – ORGANIZATION

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity provides order execution services and clearing services to an affiliated registered broker-dealer. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Trading and Execution Charges

Trading and execution charges include the direct expenses incurred in the course of the Entity's trading activities. These expenses generally increase and decrease in direct correlation with the Entity's trading volumes and the level of trading activity. These fees are accrued on a trade-date basis.

Revenue from Contracts

Revenue from contracts consists of order execution and clearing services provided to an affiliate. Each time the Entity executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order execution on a trade date basis. The Entity recognizes revenue from clearing services as services have been provided.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker/clearing organizations; No allowance for credit losses is recognized on receivable from clearing broker/clearing organizations. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with the Entity's clearing broker/clearing organizations. Certain trades and contracts are cleared through centralized clearing organizations and settled daily, further limiting unsettled credit exposure. The Entity monitors the capital adequacy of its clearing broker.

Valuation of Financial Instruments

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

See *Note 5 – Fair Value of Financial Instruments* for further information.

NOTE 3 – RISK FACTORS

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of fixed income or rate-sensitive instruments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

NOTE 4 – RELATED PARTY TRANSACTIONS

The schedule below identifies the location of the Entity's related party activities within the Entity's statement of financial condition. Explanations of the relationships are included below the schedule.

	Activity	Receivable / Payable	Statement of Financial Condition Location
(1)	Shared Services Agreement	$ 150	Payable to affiliates
(2)	Administrative and Technical Support Services	1	Payable to affiliates
(3)	Trading and Execution Services	72	Receivable from affiliates

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. Direct operating expenses typically include professional fees and market data costs, while indirect operating expenses primarily include overhead costs. The Entity pays the affiliate for these costs.

(2) An affiliate provides the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(3) Affiliated broker-dealers pay the Entity a fee for trading and execution charges incurred. The Entity provides a rebate to the affiliates for liquidity provided, when applicable.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

Because of their short-term nature, the fair values of the receivable from and payable to affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2025. Any financial instruments that are not carried at fair value on the Entity's statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally limited credit risk. This estimated fair value would be classified under Level 2, except for cash, which would be Level 1.

Assets measured at fair value:

Description	Totals	Level 1	Level 2
Government debt securities	$ 9,899	$ —	$ 9,899
Equity securities	673	673	—
Total securities owned	**$ 10,572**		
Exchange shares	2,732	2,732	—
Exchange memberships	501	—	501

Equity securities owned that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

Exchange memberships are valued at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Exchange shares are valued at the last reported contracted sales price as of the valuation date.

NOTE 6 – RECEIVABLE FROM CLEARING BROKER AND CLEARING ORGANIZATIONS

The clearing and depository operations for the Entity's securities transactions are provided by BofA Securities, Inc., The Depository Trust Company and The Options Clearing Corporation.

At December 31, 2025, substantially all of the securities owned and the amounts receivable from clearing broker/clearing organizations reflected on the Entity's statement of financial condition are securities positions with and amounts due from this clearing broker/clearing organizations. To the extent that there are securities at this clearing broker, the securities serve as collateral for the amounts payable to such clearing broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The table that follows sets forth information about the amounts receivable from clearing broker and clearing organizations at December 31, 2025:

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

	Receivable
Receivable from clearing broker	$ 40,075
Receivable from clearing organizations	21,833
	$ 61,908

NOTE 7 – PAYABLE TO AFFILIATED BROKER-DEALER

The Entity provides clearing for the stock lending and borrowing business of an affiliated broker-dealer. The Entity otherwise does not provide any other clearing or settlement services to the affiliated broker-dealer or any other affiliated or non-affiliated entity.

At December 31, 2025, the amounts payable to affiliated broker-dealer reflected on the Entity's statement of financial condition is $17,077.

NOTE 8 – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes. The Entity is required to disclose the difference between book basis net assets and tax basis net assets. As of December 31, 2025, this amounted to $631.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2025, management has determined that there are no material uncertain income tax positions.

NOTE 9 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative standard method permitted by the rule, which requires it to maintain minimum net capital of $250. As of December 31, 2025, the Entity had net capital of $54,412, which exceeded its requirement of $250 by $54,162.

The Entity is also subject to requirements of the Securities Exchange Act of 1934 Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2025, the Entity was not required to deposit any amounts into a special reserve bank account.

NOTE 10 – EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange shares on the Entity's statement of financial condition that represent both an ownership interest and the right to conduct business on the exchanges and are held for operating purposes by the Entity to conduct business on the exchange and are accounted for as an ownership interest at cost with appropriate consideration for impairment. Management believes there is no impairment to recognize on these exchange shares as of December 31, 2025.

The amounts included in exchange memberships on the Entity's statement of financial condition that represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2025.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

NOTE 11 – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the Entity's statement of financial condition. Such evaluation was performed through February 25, 2026, the date that this statement of financial condition was issued.